Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)
(unaudited)

	Year Ended December 31,						Three Months Ended March 31,
	2000	2001	2002	2003	2004 Actual	2004 Proforma (1)	2005 Actual	2005 Proforma (1)
Fixed Charges:
Interest expense on indebtedness	$14,773	$42,730	$49,069	$45,716	$46,207	$52,644	$11,016	$12,625
Interest expense on portion of rent expense representative of interest	350	478	427	442	558	558	171	171

Total Fixed Charges	$15,123	$43,208	$49,496	$46,158	$46,765	$53,202	$11,187	$12,796

Earnings:
Income before provision for income taxes and minority interest	$150,727	$296,635	$170,380	$141,634	$216,568	$210,131	$42,634	$41,025
Fixed charges	15,123	43,208	49,496	46,158	46,765	53,202	11,187	12,796

Total earnings	$165,850	$339,843	$219,876	$187,792	$263,333	$263,333	$53,821	$53,821

Ratio of earnings to fixed charges	11.0x	7.9x	4.4x	4.1x	5.6x	4.9x	4.8x	4.2x

(1)	The ratio of earnings to fixed charges for the year ended December 31, 2004, and the three months ended March 31, 2005, have been adjusted on a proforma basis assuming the $350.0 million of 1.5% Notes were outstanding since January 1, 2004.